QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JANUARY 31, 2012 AND 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars (note 2))

	January 31	July 31	August 1
	2012	2011	2010
		Restated	Restated
		(notes 2 and 12)	(notes 2 and 12)
ASSETS

Cash and cash equivalents (note 5)	$3,764,289	$78,652	$258,526
Amounts receivable and prepaid expenses	118,241	20,578	13,291
Total current assets	3,882,530	99,230	271,817

Mineral property interests	1	1	1

Total assets	$3,882,531	$99,231	$271,818

LIABILITIES

Accounts payable and other liabilities	14,110	42,163	31,268
Due to related parties (note 8)	286,993	–	–
Flow-through share premium (note 7)	602,984	–	–
Total current liabilities	904,087	42,163	31,268

SHAREHOLDERS' EQUITY

Share capital (note 6)	$24,492,031	$29,407,744	$29,407,744
Reserves (notes 2 and 6)	26,494	(331,903)	(323,287)
Accumulated deficit	(21,540,081)	(29,018,773)	(28,843,907)
Total shareholders' equity	2,978,444	57,068	240,550

Total liabilities and shareholders' equity	$3,882,531	$99,231	$271,818

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved for issuance on March 30, 2012 by a committee of the Board.

/s/ James Kerr	/s/ Ronald W. Thiessen

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars (note 2))

	Three months ended January 31		Six months ended January 31
	2012	2011	2012	2011
		Restated		Restated
		(notes 2 and		(notes 2 and
		12)		12)
Expenses:
Exploration and evaluation expenses	$802,401	$–	$802,401	$–
Assays and analysis	2,748	–	2,748	–
Geological	19,818	–	19,818	–
Graphics	2,895	–	2,895	–
Property option payments	770,000	–	770,000	–
Socio-economic	6,940	–	6,940	–

Administration	320,652	42,775	421,102	113,291
Legal, accounting and audit	100,880	7,303	152,068	29,301
Office and administration	145,632	27,950	188,175	66,915
Regulatory, trust and filing	35,932	6,629	40,480	15,612
Shareholder communications	11,714	893	13,885	1,463
Equity-settled shared-based payments (note 6)	26,494	–	26,494	–

Operating loss:	(1,123,053)	(42,775)	(1,223,503)	(113,291)
Flow-through share premium (note 7)	1,333	–	1,333	–
Interest income	566	465	781	997
Foreign exchange gain (loss)	22	3,148	(14)	3,976
Loss for the period before income tax	(1,121,132)	(39,162)	(1,221,403)	(108,318)
Income tax (note 11)	–	–	–	–
Net loss	(1,121,132)	(39,162)	(1,221,403)	(108,318)
Other comprehensive loss
Currency translation difference (note 2)	–	(2,990)	–	(3,833)
Comprehensive loss for the period	$(1,121,132)	$(42,152)	$(1,221,403)	$(112,151)

Basic and diluted loss per common share (note 6(c))	$(0.07)	$–	$(0.08)	$(0.01)

Weighted average number of common shares outstanding (note 6(c))	16,442,370	13,399,422	14,920,896	13,399,422

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statement of Changes in Equity
(Unaudited - Expressed in Canadian Dollars (note 2))

		Reserves
		Translation	Equity-settled		Total
		reserve	share-based	Accumulated	shareholders'
	Share capital	(note 2)	payments	deficit	equity
Balance at August 1, 2010	$29,407,744	$(323,287)	$–	$(28,843,907)	$240,550
Loss for the period	–	–	–	(108,318)	(108,318)
Currency translation difference (note 2)	–	(3,833)	–	–	(3,833)
Balance at January 31, 2011 (note 2)	$29,407,744	$(327,120)	$–	$(28,952,225)	$128,399

Balance at July 31, 2011	$29,407,744	$(331,903)	$–	$(29,018,773)	$57,068

Functional currency translation adjustment (note 2)	(9,031,998)	331,903	–	8,700,095	–
Balance at August 1, 2011	20,375,746	–	–	(20,318,678)	57,068
Loss for the period	–	–	–	(1,221,403)	(1,221,403)
Equity-settled share-based payment (note 6)	–	–	26,494	–	26,494
Shares issued for cash, net of issuance costs (note 6)	3,466,285	–	–	–	3,466,285

Shares issued for property option payment (note 4)	650,000	–	–	–	650,000
Balance at January 31, 2012	$24,492,031	$–	$26,494	$(21,540,081)	$2,978,444

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars (note 2))

	Six months ended January 31
	2012	2011
		Restated
		(notes 2 and 12)
Cash flows from operating activities:
Loss for the period	$(1,221,403)	$(108,318)
Adjusted for:
Foreign exchange gain	(14)	(3,976)
Equity-settled share-based payment (note 6)	26,494	–
Flow-through share premium (note 7)	(1,333)	–
Property option payments paid through issuance of shares (note 4(a))	650,000	–
Changes in non-cash working capital items:
Amounts receivable and other assets	(97,663)	(7,522)
Amounts payable and other liabilities	(28,053)	(7,364)
Due to related parties	286,993	–
Net cash used in operating activities	(384,979)	(127,180)

Cash flows from financing activities:
Proceeds from issuance of share capital, net of issue costs (note 6)	4,070,602	–
Net cash provided by financing activities	4,070,602	–

Increase (decrease) in cash and cash equivalents	3,685,623	(127,180)
Effect of exchange rate fluctuations on cash held	14	143
	3,685,637	(127,037)
Cash and cash equivalents, beginning of period	78,652	258,526
Cash and cash equivalents, end of period (note 5)	$3,764,289	$131,489

The accompanying notes are an integral part of these condensed  interim consolidated financial statements.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed interim consolidated financial statements (the "Financial Statements") of the Company as at and for the period ended January 31, 2012 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Group" and individually as "Group entities") (note 3(d)). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Group.

The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. Management believes that its current assets are sufficient to meet the Company's known obligations and to maintain its mineral rights in good standing for the foreseeable future. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Management anticipates that the cash required to fund its expected exploration program will exceed the Company's cash on hand at January 31, 2012. Accordingly, the Group will need to seek additional debt or equity financing to meet its expected expenditures. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will need to reconsider its planned expenditures until additional financing can be raised.

2.	CHANGE OF PRESENTATION AND FUNCTIONAL CURRENCY

Following management's decision to acquire and explore a mineral property in Canada (note 4), the Company's cash flows are now anticipated to be principally denominated in Canadian dollars. Accordingly, effective August 1, 2011, the Group changed both the functional currency of the Company and the currency in which it presents its consolidated financial statements, from United States dollars ("USD") to Canadian dollars ("CAD").

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

A change in presentation currency is accounted for as a change in accounting policy and is applied retrospectively, as if the new presentation currency had always been the presentation currency. Consequently, the comparative figures for the three and six months ended January 31, 2011, and as at July 31, 2011 have been restated to be presented in Canadian dollars using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences have been recognized within equity. In accordance with IAS 1, Presentation of Financial Statements, an additional balance sheet for the Group and the Company has been presented as at August 1, 2010, together with the related notes.

The exchange rates applied for translation purposes were as follows:

Date or Period	Exchange Rate
As at July 31, 2011	1 CAD = 1.0466 USD
For the year ended July 31, 2011	1 CAD = 1.0065 USD
As at January 31, 2011	1 CAD = 0.9985 USD
For the 3 month period ended January 31, 2011	1 CAD = 0.9947 USD
For the 6 month period ended January 31, 2011	1 CAD = 0.9819 USD

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

In 2010, Canadian accounting standards were revised to incorporate International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and require publicly accountable enterprises to apply IFRS effective for financial years beginning on or after January 1, 2011.

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). Accordingly, these Financial Statements do not include all of the information and disclosures required by IFRS for complete financial statements for yearend reporting purposes. These condensed interim consolidated financial statements form part of the period covered by the first consolidated annual financial statements to be presented in accordance with IFRS for the year ending July 31, 2012. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

These Financial Statements should be read in conjunction with the Group's consolidated financial statements as at and for the year ended July 31, 2011. Results for the period ended January 31, 2012, are not necessarily indicative of future results.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis. They have been prepared using the accrual basis of accounting, except for cash flow information.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The preparation of these Financial Statements resulted in changes to the accounting policies as presented in the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements. They also have been applied in preparing an opening IFRS balance sheet at August 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"). The impact of the transition from GAAP to IFRS is described in note 12.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impacts of such estimates are pervasive throughout these Financial Statements, and may require accounting adjustments based on future events. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Specific areas where significant estimates or judgments exist are:

Estimates:

Inputs used in the accounting for share-based payments (note 6);

the determination of the deferred tax provision (if any) and the determination of the income tax rate reconciliation (note 11).

Judgments:

The determination of categories of financial assets and financial liabilities; and

the classification of the Option Agreement in respect of the Buck Property (note 4(a)) as an earn-in agreement, as opposed to the acquisition of a mineral property interest.

(d)	Basis of consolidation

These Financial Statements include the accounts of the Company and its subsidiary.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group.

Inter-group balances and transactions, including any unrealized income and expenses arising from inter-group transactions, are eliminated on consolidation. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no impairment.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

At January 31, 2012 and July 31, 2011 the Company held an ownership interest in the following subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Foreign currency

The functional and presentation currency of the Company and its subsidiaries, as at January 31, 2012, is the Canadian dollar (note 2). Prior to August 1, 2011, the functional and presentation currency of the Company was the US dollar. Comparative amounts have been restated to be presented in Canadian dollars.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the period.

(f)	Financial instruments

Financial assets and liabilities are recognized when the Group becomes party to the contracts that give rise to them. The Group determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Group does not have any derivative financial instruments.

Non-derivative financial assets:

The Group classifies its non-derivative financial assets into the following categories: Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term deposits held at major financial institutions with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Group's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Group for its programs. They are measured at amortized cost.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Non-derivative financial liabilities:

All of the Group's non-derivative financial liabilities are classified into the following category:

Financial liabilities measured at amortized cost

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities measured at amortized cost comprise amounts payable and balances payable to related parties.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re- organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(g)	Exploration and evaluation expenditures

Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements.

Costs for properties for which the Group does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred. Impairment of mineral property interests

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mineral property and development assets within property, plant and equipment.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(h)	Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Group's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of: fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash- generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to eligible Canadian exploration expenses ("CEE"), as defined in the Income Tax Act (Canada), may be claimed by investors instead of the entity, pursuant to a defined renunciation process. Renunciation may occur:

prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

retrospectively (namely, the flow–through shares are issued, CEE are then incurred, and renunciation occurs subsequently).

Flow–through shares are recorded in share capital at the fair value of common shares on date of issuance. When flow–through shares are issued, the difference between the fair value of non-flow-through common shares and the amount the investors pay for flow–through shares is recorded as a deferred liability called "flow-through share premium". This deferred liability is credited to profit or loss when the eligible expenses are incurred.

Upon eligible expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability, if any, for the amount of tax reduction renounced to shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

(j)	Loss per share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k)	Share-based payments

The cost of equity-settled transactions with employees is measured by reference to the fair value of the instruments issued at the date at which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined using an appropriate pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The cost of equity-settled transactions with non-employees is measured by reference to the fair value of the instruments issued, on the basis that the fair value of the services received cannot be estimated reliably. Fair value is originally measured at the date at which they are granted and subsequently re-measured at each balance sheet date for any unvested portion, and is recognized as an expense over the vesting period, which ends on the date on which the relevant non-employees become fully entitled to the award. Fair value is determined using an appropriate pricing model.

In valuing equity-settled transactions, no account is taken of any vesting conditions. Vesting conditions are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount, based on an estimate of the number of equity instruments expected to vest so that, ultimately, the amount recognized for goods or services received as consideration for the equity instruments granted will be based on the number of equity instruments that eventually vest. On the vesting date, the Company revises the estimate to equal the number of equity instruments that ultimately vested.

At each balance sheet date prior to vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's estimates of the achievement or otherwise of non-market conditions and of the number of equity instruments that will ultimately vest. The movement in cumulative expense from amounts previously recorded is recognized in profit or loss, with a corresponding entry in equity.

Where the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the original vesting period. In addition, any expense is recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.

Where an equity-settled award is cancelled, any cost not yet recognized in profit or loss for the award shall not be recognized and any previous amounts recognized for awards that have not vested are reversed.

(l)	Rehabilitation provision

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of an exploration and evaluation asset. Such costs are discounted to their estimated net present value and capitalized to the carrying amount of the asset, along with a corresponding liability, as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates reflecting the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

(m)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

goodwill not deductible for tax purposes;

the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(n)	Government assistance

When the Company is entitled to receive mineral exploration tax credits and other government grants, these government assistances are recognized as a cost recovery within exploration and evaluation expenditures when there is reasonable assurance of their recovery.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(o)	Accounting standards, interpretations and amendments to existing standards

Accounting standards issued but not yet effective

	(i)	Effective for annual periods beginning on or after January 1, 2012

Amendments to IAS 1, Presentation of Financial Statements

Amendments to IAS 12, Income Taxes

	(ii)	Effective for annual periods beginning on or after January 1, 2013

IFRS 1, Provisions of IFRIC 20 for First-Time Adopters of IFRS

IFRS 7, Financial Instruments – Disclosure

IFRS 10, Consolidated Financial Statements

IFRS 11, Joint Arrangements

IFRS 12, Disclosure of Interests in Other Entities

IFRS 13, Fair Value Measurement

IAS 19, Employee Benefits

IAS 27, Separate Financial Statements

IAS 28, Investments in Associates and Joint Ventures

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

	(iii)	Effective for annual periods beginning on or after January 1, 2014

IAS 32, Financial Instruments – Presentation

	(iv)	Effective for annual periods beginning on or after January 1, 2015

IFRS 7, Financial Instruments – Disclosure

IFRS 9, Financial Instruments – Recognition and measurement

The Group has not early-adopted these revised standards and is currently assessing the impact that these standards will have on the Group's financial statements.

4.	MINERAL PROPERTY INTERESTS

(a)	Buck Gold-Silver Property

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck gold–silver property (the "Buck Property") located in central British Columbia in a transaction involving two unrelated private parties.

	(i)	Pursuant to the Option, the Company must make certain scheduled payments to the underlying owners of the Buck Property (the "Optionors") as follows:

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

		Number of
		common
	Cash	shares
Payable on or before	payment	issuable
December 30, 2011	$20,000	100,000	paid and issued
December 30, 2012	$25,000	150,000
December 30, 2013	$30,000	200,000
December 30, 2014	$30,000	200,000

The common shares issued on December 30, 2011 were valued at the fair value on the date of issue ($0.50 per share) and were expensed.

(ii)

Prior to the acquisition of the Option by the Company, a private party (the "Vendor") held the Option. In December 2011, the Company paid $100,000 in cash and issued 1,200,000 common shares to the Vendor to acquire the Option from the Vendor. The common shares issued were valued at the fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid. The Company agreed to issue up to 6,000,000 additional common shares to the Vendor upon the achievement of certain milestones.

		Number of
		common
	Cash	shares
Payable upon	payment	issuable
December 30, 2011	$100,000	1,200,000	paid and issued
Completion of a compliant resource estimate on the Buck Property	nil	1,200,000
Completion of a "preliminary assessment" or a "pre- feasibility study" on the Buck Property	nil	2,400,000
Completion of a "feasibility study" on the Buck Property	nil	2,400,000

The common shares issued on December 30, 2011 were valued at the fair value on the date of issue ($0.50 per share) and were expensed.

Under the terms of the Option, the Optionors retain a 3% net smelter returns royalty. The royalty percentage will decrease by 1% once aggregate royalty payments exceed $10 million. The Company has the right at any time to reduce the royalty by 1% by paying $500,000 to the Optionors.

(b)	Angel's Camp Property

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property. In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, and is now named Golden Predator Corporation.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The royalty has been recorded at a nominal amount of $1.

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of:

		July 31, 2011	August 1, 2010
	January 31, 2012	(restated, note 2)	(restated, note 2)

Business and savings accounts	$3,764,289	$78,652	$258,526

6.	CAPITAL AND RESERVES

(a)	Authorized share capital

At January 31, 2012, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued shares are fully paid.

(b)	Issued and outstanding share capital

	Three and six months ended
	January 31
		2011
Number of common shares	2012	(restated, note 2)
Outstanding at the beginning of the period	13,399,422	13,399,422
Flow-through common shares issued for cash per private placement	6,043,171	–
Common shares issued for cash per private placement	1,140,200	–
Common shares issued pursuant to asset acquisition (note 4(a))	1,300,000	–
Outstanding at the end of the period	21,882,793	13,399,422

In December 2011 (note 4), the Company completed a non-brokered private placement (the "Private Placement") of 7,183,371 common shares, of which 6,043,171 were flow-through common shares issued at a price of $0.60 per share and 1,140,200 were non-flow-through common shares issued at a price of $0.50 per share, for gross cash proceeds of $4,196,003. The Company paid commissions totalling $125,400, for net cash proceeds of $4,070,602.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium investors pay for the flow-through feature, which is recognized as a liability (note 7), and (ii) share capital.

The amounts recorded upon issuance as flow-through share premium liability and share capital (net of issue costs) were $604,317 and $3,466,285, respectively.

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds, $3,625,903, on eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada), by December 31, 2012.

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the period was based on the following:

	Three months ended		Six months ended
	January 31		January 31

		2011		2011
	2012	(restated, note 2)	2012	(restated, note 2)
Loss attributable to common shareholders	$1,121,132	$39,162	$1,221,403	$108,318
Weighted average number of common shares outstanding	16,442,370	13,399,422	14,920,896	13,399,422

(d)	Share option plan

The Company has a share purchase option plan approved by the Company's shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2007 Option Plan") is based on the maximum number of eligible shares equaling 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2007 Option Plan, if outstanding share purchase options are exercised and the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the plan increase proportionately.

The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Share purchase options may have a maximum term of ten years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

In January 2012, the Company granted 1,776,600 options to officers, directors and certain employees of the Company. The options were granted at an exercise price of $0.45 per share and vest in three equal tranches of six, twelve, and eighteen months after the date of grant, with terms ranging from 3 to 5 years.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes the changes in the Company's share options for the six months ended January 31, 2012 and 2011:

	Six months ended		Six months ended
	January 31, 2012		January 31, 2011
Weighted
		average		Weighted
	Number of	exercise	Number of	average
Continuity of share options	options	price	options	exercise price
Balance at beginning of year	–	–	–	–
Granted	1,776,600	$0.45	–	–
Exercised	–	–	–	–
Expired	–	–	–	–
Forfeited	–	–	–	–
Balance at the end of the period	1,776,600	$0.45	–	–

The weighted average contractual life remaining of the 1,776,000 options outstanding at January 31, 2012 was 3.95 years. At the end of the reporting period, none of these options were exercisable.

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

Risk-free interest rate	1.2%
Expected volatility	119%
Expected life	4.0 years
Expected dividend yield	–

The estimated weighted average fair value of options granted during the six months ended January 31, 2012 was $0.34 per option. The Company recognized a share-based payment expense of $26,494 in the current period.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.	FLOW-THROUGH SHARE PREMIUM LIABILITY

	Three months ended		Six months ended
	January 31		January 31
	2012	2011	2012	2011
Opening balance	$–	$–	$–	$–
Recognized upon issuance of flow-through shares	604,317	–	604,317	–
Derecognized upon eligible expenditures being incurred	(1,333)	–	(1,333)	–
Ending balance	$602,984	$–	$602,984	$–

In December 2011, the Company completed a private placement, consisting of the issuance and sale of 6,043,171 flow-through shares at a price of $0.60 per flow-through share, for aggregate gross proceeds of $3,625,903.

The Company is required to spend $3,625,903 on Canadian exploration expenditures prior to December 31, 2012. To January 31, 2012 the Company had incurred approximately $8,000 in eligible expenditures.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the three and six months ended January 30, 2012 and 2011, the Group compensated key management personnel as follows:

	Three months ended		Six months ended
	January 31		January 31
	2012	2011	2012	2011
Short-term employee benefits	$27,667	$–	$27,667	$–
Share-based payment	10,441	–	10,441	–
Total	$38,108	$–	$38,108	$–

(b)	Entities with Significant Influence Over the Company

The Company's management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company. Services are provided based on annually set rates.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Transactions with HDSI are as follows:

	Three months ended		Six months ended
	January 31		January 31
		2011		2011
	2012	(restated, note 12)	2012	(restated, note 12)
Services received	$74,580	$–	$74,580	$–

Reimbursement of third party expenses paid	1,287	–	1,287	–

Outstanding balances with HDSI are as follows:

	January 31, 2012	July 31, 2011
		(restated, note 12)
Balance payable against services received	$286,993	$–

9.	EMPLOYEES BENEFIT EXPENSES

The amount of employees' salaries and benefits (including share-based payments) included in various expenses are as follows:

	Three months ended		Six months ended
	January 31		January 31
	2012	2011	2012	2011
Exploration	$20,656	$–	$23,290	$–
Administration	122,424	21,343	156,781	54,795
Total	$143,080	$21,343	$180,071	$54,795

10.	OPERATING SEGMENTS

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral property interests.

11.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at January 31, 2012, the Company had unused non-capital loss carry forwards of approximately $1,973,000 (2011 – $1,542,000) in Canada and $37,000 (2011 – $50,000) in the United States.

In addition, the Company had approximately $4,417,000 (2011 – $3,639,000) of resource tax pools available, which may be used to shelter certain resource income.

Reconciliation of effective tax rate:

	January 31,		January 31,	July 31,		July 31,
	2012		2012	2011		2011
Loss for the period			(1,221,403)			(174,867)
Income tax expense (recovery)			–			–
Loss excluding income tax			(1,221,403)			(174,867)

Income tax expense (recovery) using the Company's domestic tax rate	25.63%		(313,000)	27.33%		(48,000)
Effect of tax rates in foreign jurisdictions	(0.08%	)	1,000	0.00%		–
Non-deductible expenses and other	1.72%		(21,000)	0.00%		–
Differences in statutory tax rates	(0.65%	)	8,000	(8.01%	)	14,000
Differences due to foreign exchange	0.08%		(1,000)	60.05%		(105,000)
Changes in unrecognized temporary differences	(26.70%	)	326,000	(79.37%	)	139,000
	0.00%		–	0.00%		–

As at January 31, 2012, the Company had the following balances in respect of which no deferred tax asset had been recognized:

Expiry:	Loss carryforwards	Resource pools	Equipment and other
Within one year	16,000	–	–
One to five years	252,000	–	113,000
After five years	1,741,000	–	–
No expiry date	–	4,417,000	114,000
	2,009,000	4,417,000	227,000

12.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. The date of transition is August 1, 2010 and as a result the fiscal 2011 comparative information has been adjusted to conform to IFRS.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Under IFRS 1, IFRS are applied retrospectively at the transition balance sheet with all adjustments to assets and liabilities as stated under Canadian GAAP recorded to retained earnings unless certain exemptions are applied. The Company has elected to take the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

  to apply the requirements of IFRS 2, Share–based Payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

  to apply the requirement of IAS 39, Financial Instruments: Recognition and Measurement, prospectively to transactions entered into on or after the date of transition. Accordingly, flow-through share premium has been separated from share capital only when there was an outstanding obligation to incur eligible expenditures and to renounce them to investors on the Transition Date.

In preparing its opening IFRS balance sheet, comparative information for the three months ended January 31, 2011 and financial statements for the year ended July 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

Additionally, as the Company opted to change its presentation currency effective August 1, 2011 (note 2) a retroactive restatement was required for all previous periods. Prior to August 1, 2011 the Company was reporting under Canadian GAAP guidelines and as such the comparative information was translated based on those guidelines, prior to transition to IFRS.

The translation was performed using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences were recognized within equity.

Reconciliation of previously reported financial statements

Previously, under Canadian GAAP, certain entities were determined to be related parties; however under IFRS these entities no longer meet the definition of a related party.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)	Reconciliation of Balance Sheet

As at August 1, 2010 (date of transition to IFRS)

		Canadian
	Canadian	GAAP	Effect of
	GAAP US	Canadian	Transition to
	Dollar	Dollar	IFRS	IFRS
ASSETS
Mineral property interests	$1	$1	$-	$1
Total Non-current Assets	1	1	-	1
Amounts receivable and prepaid expenses	12,873	13,291	-	13,291
Cash and cash equivalents	251,240	258,526	-	258,526
Total Current Assets	264,113	271,817	-	271,817
Total Assets	$264,114	$271,818	$-	$271,818

EQUITY
Share capital	$21,269,046	$29,407,744	$-	$29,407,744
Reserves	-	(323,287)	-	(323,287)
Accumulated deficit	(21,034,796)	(28,843,907)	-	(28,843,907)
Total Equity	234,250	240,550	-	240,550

LIABILITIES
Accounts payable and other liabilities	20,000	21,118	10,150	31,268
Due to a related party	9,864	10,150	(10,150)	-
Total Current Liabilities	29,864	31,268	-	31,268
Total Equity and Liabilities	$264,114	$271,818	$-	$271,818

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at January 31, 2011

		Canadian
	Canadian	GAAP	Effect of
	GAAP US	Canadian	Transition to
	Dollar	Dollar	IFRS	IFRS
ASSETS
Mineral property interests	$1	$1	$-	$1
Total Non-current Assets	1	1	-	1
Amounts receivable and prepaid expenses	20,781	20,813	-	20,813
Cash and cash equivalents	131,292	131,489	-	131,489
Total Current Assets	152,073	152,302	-	152,302
Total Assets	$152,074	$152,303	$-	$152,303

EQUITY
Share capital	$21,269,046	$29,407,744	$-	$29,407,744
Reserves	-	(327,119)	-	(327,119)
Accumulated deficit	(21,140,839)	(28,952,225)	-	(28,952,225)
Total Equity	128,207	128,400	-	128,400

LIABILITIES
Accounts payable and other liabilities	16,389	16,414	7,489	23,903
Due to a related party	7,478	7,489	(7,489)	-
Total Current Liabilities	23,867	23,903	-	23,903
Total Equity and Liabilities	$152,074	$152,303	$-	$152,303

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2011

		Canadian
	Canadian	GAAP	Effect of
	GAAP US	Canadian	Transition to
	Dollar	Dollar	IFRS	IFRS
ASSETS
Mineral property interests	$1	$1	$-	$1
Total Non-current Assets	1	1	-	1
Amounts receivable and prepaid expenses	21,380	20,578	-	20,578
Cash and cash equivalents	82,315	78,652	-	78,652
Total Current Assets	103,695	99,230	-	99,230
Total Assets	$103,696	$99,231	$-	$99,231

EQUITY
Share capital	$21,269,046	$29,407,744	$-	$29,407,744
Reserves	-	(331,903)	-	(331,903)
Accumulated deficit	(21,209,476)	(29,018,773)	-	(29,018,773)
Total Equity	59,570	57,068	-	57,068

LIABILITIES
Accounts payable and other liabilities	40,833	39,017	3,146	42,163
Due to a related party	3,293	3,146	(3,146)	-
Total Current Liabilities	44,126	42,163	-	42,163
Total Equity and Liabilities	$103,696	$99,231	$-	$99,231

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Reconciliation of Statement of Comprehensive Loss

Three Months Ended January 31, 2011

		Canadian
	Canadian	GAAP	Effect of
	GAAP US	Canadian	Transition to
	Dollar	Dollar	IFRS	IFRS
Administration Expenses
Legal, accounting and audit	$7,267	$7,303	$-	$7,303
Office and administration	27,809	27,950	-	27,950
Regulatory, trust and filing	6,596	6,629	-	6,629
Shareholder communication	890	893	-	893
Net loss before the following	(42,562)	(42,775)	-	(42,775)
Interest income	463	465	-	465
Foreign exchange gain	3,132	3,148	-	3,148
Loss for the period	$(38,967)	$(39,162)	$-	$(39,162)
Other comprehensive loss
Currency translation difference	-	(2,990)	-	(2,990)
Total comprehensive loss	$(38,967)	$(42,152)	$-	$(42,152)

Six Months Ended January 31, 2011

		Canadian
	Canadian	GAAP	Effect of
	GAAP US	Canadian	Transition to
	Dollar	Dollar	IFRS	IFRS
Administration Expenses
Legal, accounting and audit	$30,399	$29,301	$-	$29,301
Office and administration	64,001	66,915	-	66,915
Regulatory, trust and filing	15,309	15,612	-	15,612
Shareholder communication	1,250	1,463	-	1,463
Net loss before the following	(110,959)	(113,291)	-	(113,291)
Interest income	979	997	-	997
Foreign exchange gain	3,937	3,976	-	3,976
Loss for the period	$(106,043)	$(108,318)	$-	$(108,318)
Other comprehensive loss
Currency translation difference	-	(3,833)	-	(3,833)
Total comprehensive loss	$(106,043)	$(112,151)	$-	$(112,151)

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Year Ended July 31, 2011

		Canadian
	Canadian	GAAP	Effect of
	GAAP US	Canadian	Transition to
	Dollar	Dollar	IFRS	IFRS
Administration Expenses
Legal, accounting and audit	$55,172	$55,125	$-	$55,125
Office and administration	92,136	92,582	-	92,582
Regulatory, trust and filing	36,390	36,090	-	36,090
Shareholder communication	1,990	1,986	-	1,986
Net loss before the following	(185,688)	(185,783)	-	(185,783)
Interest income	1,597	1,598	-	1,598
Foreign exchange gain	9,411	9,318	-	9,318
Loss for the period	$(174,680)	$(174,867)	$-	$(174,867)
Other comprehensive loss
Currency translation difference	-	(8,616)	-	(8,616)
Total comprehensive loss	$(174,680)	$(183,483)	$-	$(183,483)

(c)	Reconciliation of Statement of Cash Flows

Six months ended January 31, 2011
		Canadian
	Canadian	GAAP	Effect of
	GAAP US	Canadian	Transition to
	Dollar	Dollar	IFRS	IFRS
Cash flows from operating activities
Loss for the period	$(106,043)	$(108,318)	$-	$(108,318)
Foreign exchange gain	(3,937)	(3,976)	-	(3,976)
Changes in non-cash working capital items:
Amounts receivable and other assets	(7,908)	(7,522)	(7,096)	(14,618)
Amounts due to related party	(2,386)	(7,096)	7,096	-
Amounts payable and other liabilities	(3,611)	(268)	-	(268)
Net cash used in operating activities	(123,885)	(127,180)	-	(127,180)

Net decrease in cash and cash equivalents	(123,885)	(127,180)	-	(127,180)
Effect of exchange rate fluctuations on cash held	3,937	143	-	143
	(119,948)	(127,037)	-	(127,037)
Cash and cash equivalents, at beginning of period	251,240	258,526	-	258,526
Cash and cash equivalents, at the end of the period	$131,292	$131,489	$-	$131,489

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Year Ended July 31, 2011

		Canadian
	Canadian	GAAP	Effect of
	GAAP US	Canadian	Transition to
	Dollar	Dollar	IFRS	IFRS
Cash flows from operating activities
Loss for the period	$(174,680)	$(174,867)	$-	$(174,867)
Foreign exchange gain	-	(9,318)	-	(9,318)
Changes in non-cash working capital items:
Amounts receivable and other assets	(8,507)	(7,287)	(7,003)	(14,290)
Amounts due to related party	(6,571)	(7,003)	7,003	-
Amounts payable and other liabilities	20,833	17,899	-	17,899
Net cash used in operating activities	(168,925)	(180,576)	-	(180,576)

Net decrease in cash and cash equivalents	(168,925)	(180,576)	-	(180,576)
Effect of exchange rate fluctuations on cash held	-	702	-	702
	(168,925)	(179,874)	-	(179,874)
Cash and cash equivalents, at beginning of period	251,240	258,526	-	258,526
Cash and cash equivalents, at the end of the period	$82,315	$78,652	$-	$78,652